SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

P.E.
4/16/02

Dated April 16, 2002

Fording Inc.
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Exhibit Index appears on Page 3

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

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News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

FORDING INC. DECLARES DIVIDEND AND SHAREHOLDERS RECONFIRM AMENDED SHAREHOLDER RIGHTS PLAN

Calgary, April 15 – Fording Inc. (TSE/NYSE: FDG) announced today that its Board of Directors has declared a quarterly dividend of twelve and one-half cents ($0.125) Canadian per share on the outstanding common shares, payable on June 17, 2002 to shareholders of record at the close of business on May 20, 2002.

Fording also announced that shareholders at the annual and special meeting of shareholders voted 85% in favour of the resolution to adopt certain amendments to, and reconfirm the effectiveness of, the Shareholder Rights Plan.

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For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
Email: mark_gow@fording.ca